Exhibit 99.8

UNITED UTILITIES STATEMENT REGARDING INTEREST IN REGIONAL GAS DISTRIBUTION NETWORK ASSETS

United Utilities notes the recent press speculation concerning its potential interest in the regional gas distribution networks sale process being undertaken by National Grid Transco plc. United Utilities' interest in the regional gas distribution networks sale process is focused solely on opportunities to secure a contract or contracts to operate and manage regional gas distribution network assets acquired by financial investors. Accordingly, whilst the sale process is in its early stages, the company is currently in preliminary contact with a number of potential financial partners concerning such opportunities.

United Utilities’ analysis of the opportunities available through this process does not support a proposition requiring funding through the issue of new equity.

United Utilities’ Contacts:
Simon Bielecki, Investor Relations Manager	01925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	020 7307 0309